

03054855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 53400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital City Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 Falls Street
(No. and Street)

Greenville, (City) South Carolina (State) 29601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Oliva (404) 964-3667
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC
(Name — *if individual, state last, first, middle name*)

P. O. Box 6286 (Address) Greenville, (City) South Carolina (State) 29606 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Oliva, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital City Advisors, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature 5/16/03

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A Not Consolidated
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A (Revenues under $500,000)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL CITY ADVISORS, INC.
(FORMERLY DIAMOND FUNDING, LLC)

GREENVILLE, SOUTH CAROLINA

CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of operations	3
Statement of cash flows	4
Statement of changes in stockholder's equity	5
Statement of changes in liabilities subordinated to claims of general creditors	6
NOTES TO FINANCIAL STATEMENTS	7 - 8
SUPPLEMENTARY INFORMATION	9
1 - Computation of net capital pursuant to Rule 15c3-1	10
2 - Computation for determination of reserve requirements pursuant to Rule 15c3-3	11
3 - Information relating to the possession or control requirements under Rule 15c3-3	12
4 - Reconciliation pursuant to Rule 17a-5(d)(4)	13
5 - Schedules of aggregate indebtedness	14
6 - Reconciliation of preliminary net income to final	15
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL	16 - 17



Elliott Davis, LLC
Advisors-CPAs-Consultants
200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

ElliottDavis

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Capital City Advisors, Inc.
Greenville, South Carolina

We have audited the accompanying statement of financial condition of ***Capital City Advisors, Inc.*** (formerly Diamond Funding, LLC) (the "Company") as of December 31, 2002 and the related statements of operations, cash flows, changes in stockholder's equity and changes in liabilities subordinated to claims of general creditors for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of ***Capital City Advisors, Inc.*** (formerly Diamond Funding, LLC) as of December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 9 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elliott Davis, LLC

Greenville, South Carolina
May 15, 2003

CAPITAL CITY ADVISORS, INC.
(FORMERLY DIAMOND FUNDING, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS		$	29,727
DEPOSIT WITH CENTRAL REGISTRATION DEPOSITORY			466
OTHER			440
		$	30,633

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES - accounts payable		$	12,513
STOCKHOLDER'S EQUITY			
Common stock, par value $0.01 per share; 1,500 shares authorized; 1,500 shares issued	$ 15		
Additional paid-in capital	54,985		
Accumulated deficit	(36,880)		18,120
		$	30,633

The accompanying notes are an integral part of these financial statements.

CAPITAL CITY ADVISORS, INC.
(FORMERLY DIAMOND FUNDING, LLC)
STATEMENT OF OPERATIONS
For the year ended December 31, 2002

REVENUES	
Miscellaneous	$ 17,550
EXPENSES	
Registration fees	2,589
Professional fees	5,760
Rent	7,800
Other	10,186
	26,335
Net loss	$ (8,785)

The accompanying notes are an integral part of these financial statements.

CAPITAL CITY ADVISORS, INC.
(FORMERLY DIAMOND FUNDING, LLC)
STATEMENT OF CASH FLOWS
For the year ended December 31, 2002

OPERATING ACTIVITIES		
Net loss	$	(8,785)
Adjustments to reconcile net loss to net cash provided by operating activities		
Changes in deferred and accrued amounts		
Deposit with Central Registration Depository		179
Accounts payable		12,513
Other		45
Net cash provided by operating activities		3,952
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		25,775
CASH AND CASH EQUIVALENTS, END OF YEAR	$	29,727

The accompanying notes are an integral part of these financial statements.

CAPITAL CITY ADVISORS, INC.
(FORMERLY DIAMOND FUNDING, LLC)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2002

BALANCE, BEGINNING OF YEAR	$	26,905
Capital contributions		-
Net loss		(8,785)
BALANCE, END OF YEAR	$	18,120

The accompanying notes are an integral part of these financial statements.

CAPITAL CITY ADVISORS, INC.
(FORMERLY DIAMOND FUNDING, LLC)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended December 31, 2002

BALANCE, BEGINNING OF YEAR	$ -
ELIMINATION OF LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	-
BALANCE, END OF YEAR	$ -

The accompanying notes are an integral part of these financial statements.

CAPITAL CITY ADVISORS, INC.
(FORMERLY DIAMOND FUNDING, LLC)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Capital City Advisors, Inc. (the "Company") is a corporation organized under the laws of the State of South Carolina. During 2002, the Company changed its name from Diamond Funding, LLC and changed its corporate structure from a limited liability company to a corporation. For ease of presentation, transactions occurring prior to the Company's name and corporate structure change have been combined in these financial statements. The Company's operations were ongoing during the year in providing broker-dealer services in connection with the conduct of private placements. The Company has one office located in Greenville, South Carolina.

Cash equivalents
The Company considers all short-term nonequity investments with an original maturity of three months or less to be cash equivalents.

Income taxes
Prior to December 2002, the Company operated as a limited liability company. The Company's taxable income or loss was allocated to its members in accordance with the respective ownership percentage. As the loss incurred during December by the Company is immaterial, no provision or liability for income taxes has been included in the financial statements.

Concentration
Substantially all of the Company's revenues during 2002 are comprised of fees from a single customer.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company's net capital, computed in accordance with the rules of the Securities and Exchange Commission, was $17,214 as of December 31, 2002. At this date, the required net capital was $5,000.

The Securities and Exchange Commission requires a broker to maintain a ratio of aggregate indebtedness to net capital not exceeding 15 to one. As of December 31, 2002, the Company's ratio was 0.73 to one.

NOTE 3 - CASH FLOW INFORMATION

For the purpose of measuring cash flows, cash consisted of the following items as of December 31, 2002:

Cash and cash equivalents	$ 29,727
Cash segregated in compliance with federal and other regulations	-
	$ 29,727

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company leases its premises from a related party under a month-to-month lease for $750 per month.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2002

Supplementary Schedule 1

CAPITAL CITY ADVISORS, INC.
(FORMERLY DIAMOND FUNDING, LLC)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
For the year ended December 31, 2002

TOTAL STOCKHOLDER'S EQUITY	$	18,120
ADD		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		18,120
DEDUCT		
Nonallowable (a)		906
Net capital before haircuts on securities positions		17,214
HAIRCUTS - Securities in inventory (b)		-
Net capital	$	17,214

(a)	Deposit with Central Registration Depository	$	466
	Other		440
		$	906

(b)	Other securities haircuts [15c3-l(c)(2)(vi)(J)]	$	-

Supplementary Schedule 2

CAPITAL CITY ADVISORS, INC.
(FORMERLY DIAMOND FUNDING, LLC)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
For the year ended December 31, 2002

CREDIT BALANCES	
Free credit balances and other balances in customers' security accounts	$ -
Market value of securities which are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the forty days	-
Customers' securities failed to receive	-
Total 15c3-3 credits	-
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	-
Failed to deliver customers' securities not older than thirty days	-
Total 15c3-3 debits	-
	$ -

CAPITAL CITY ADVISORS, INC.
(FORMERLY DIAMOND FUNDING, LLC)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
For the year ended December 31, 2002

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
Number of items	-
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	-
Number of items	-
	$ -

Supplementary Schedule 4

CAPITAL CITY ADVISORS, INC.
(FORMERLY DIAMOND FUNDING, LLC)
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2002

	Unaudited	*Adjustments* *Dr. (Cr.)*	*Audited*
ALLOWABLE ASSETS			
Cash	$ 29,727		$ 29,727
OTHER ASSETS	906		906
Total assets	$ 30,633		$ 30,633
LIABILITIES	$ 11,048	$ (1,465) (1)	$ 12,513
CAPITAL ACCOUNTS			
Equity	19,585	1,465 (1)	18,120
Total capital	$ 19,585		$ 18,120

(1) Reclassify and record amounts payable to related party.

AS SHOWN ABOVE, THERE IS NO MATERIAL DIFFERENCE BETWEEN THE AUDITED NET CAPITAL ACCOUNT AND THE NET CAPITAL FROM THE MOST RECENT BROKER OR DEALER'S UNAUDITED PART II OR PART IIA FILING.

CAPITAL CITY ADVISORS, INC.
(FORMERLY DIAMOND FUNDING, LLC)
SCHEDULE OF AGGREGATE INDEBTEDNESS
For the year ended December 31, 2002

Accounts payable	$ 12,513

Supplementary Schedule 6

CAPITAL CITY ADVISORS, INC.
(FORMERLY DIAMOND FUNDING, LLC)
RECONCILIATION OF PRELIMINARY NET INCOME TO FINAL
For the year ended December 31, 2002

Net loss per preliminary FOCUS report	$	8,785
Adjustment		-
Net loss per final statement of operations	$	8,785



Elliott Davis, LLC
Advisors-CPAs-Consultants
200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286



Phone 864.242.3370
Fax 864.232.7161

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS'
REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Capital City Advisors, Inc.
Greenville, South Carolina

In planning and performing our audit of the financial statements of ***Capital City Advisors, Inc.*** (formerly Diamond Funding, LLC) (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

www.elliottdavis.com
Internationally-Moore Stephens Elliott Davis, LLC

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate on December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Elliott Davis, LLC

Greenville, South Carolina
May 15, 2003